Exhibit 12.1

Ratio of Earnings to Fixed Charges

Dollars in thousands	January 29, 2000 (fiscal 1999)	February 3, 2001 (fiscal 2000)	February 2, 2002 (fiscal 2001)	February 1, 2003 (fiscal 2002)	January 31, 2004 (fiscal 2003)
Pretax income (loss) from continuing operations before taxes and minority interest	(15,612)	(1,183)	(4,376)	(13,769)	(9,380)

Fixed Charges:
Interest Expense	1,298	1,851	1,916	9,131	11,374
Amortized premiums, discounts, and capitalized expenses related to indebtedness	209	196	95	1,153	1,025
Interest Portion—rent expense—33%	3,682	3,697	3,919	10,479	13,883

Total Fixed Charges	5,188	5,744	5,930	20,763	26,282

Total Earnings	(10,424)	4,560	1,554	6,994	16,902

Deficiency	(15,612)	(1,183)	(4,376)	(13,769)	(9,380)

Ratio Of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A